[LETTERHEAD OF SHUMAKER WILLIAMS, P.C.]



                                                               December 30, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Maria Gabriela Bianchini

VIA EDGAR AND FACSIMILE

     RE: Penn Laurel Financial Corp.
         Registration Statement on Form 4 No. 333-75585
         Our File No: 98-831

Ladies and Gentlemen:


     Pursuant to Rule 477 and after discussions with the staff of the Commission, we hereby request withdrawal of the above-referenced Registration Statement because the shareholders of Clearfield Bank & Trust Company, at the Special Meeting of Shareholders, did not approve the transaction. They have not sold shares.

     Also pursuant to our conversation with staff of the Commission, we request that the withdrawal be effective on or before December 31, 1999.

     If you have any questions or comments with respect to this request or otherwise, please contact the undersigned.



                                   Very truly yours,


                                   By: /s/ B. Tyler Lincoln
                                       ---------------------
                                       B. Tyler Lincoln


BTLjr